

INVEST IN **SMARTBLOCKS**

The World's Stock Market for Real Estate

smartblocks.xyz   Carlsbad, CA   in   ⦾

Highlights

1. Over $50m in commercial and residential real estate committed to list on the Smartblocks platform

2. Team members have worked in senior roles at Zillow, Microsoft, Axon, and the Chicago Board of Trade

3. Combined exits from the founders and executive team is over $150 million.

4   Media Coverage in: Business Insider, Forbes, CoinDesk, Techcrunch, and several other Tier 1s.

5   We recently completed development of the Smart Blocks Exchange Beta, launching in Feb 2024

6   We have run a successful tokenization agency for 2 years with our Agency Smartblocks, LLC.

7   We previously raised $250k for Smartblocks Exchange from friends and family.

Featured Investors



Fanatics, LLC   Follow

Fanatics is both an ecommerce agency and investment organization that invests in the most lucrative startups and business models. Currently invested in Ripple, Substack, Start Engine, INX Exchange, Tetragaurd and TimePlast.
fanatics.com

"Tokenization is going to change our financial lives. "



Martin Markrack   Follow
Invested $51,000 ⓘ

"I've decided to invest $50,000 in SmartBlocks primarily due to the compelling vision of tokenization of assets that's rapidly shaping the future of finance. With industry heavyweights like BlackRock and JP Morgan emphasizing the transformational potential of tokenization, it's clear that this is more than a passing trend; it's the next frontier in democratizing investment and enhancing liquidity in markets that have traditionally been less accessible.

The leadership of Mark Fidelman at SmartBlocks further bolsters my confidence. Mark's track record of innovation and deep understanding of both technology and the financial ecosystem positions SmartBlocks at the vanguard of this movement. Under his guidance, I believe SmartBlocks has the potential to revolutionize how we interact with real assets, making them more divisible, accessible, and efficient to trade. The company's trajectory aligns perfectly with the direction the market is headed, and I'm excited to be part of a venture that's poised for growth in an industry on the cusp of significant transformation."

Our Team



Mark Fidelman Founder

CEO of Smartblocks Agency, Has run 100s of millions in tokenization and real estate projects and two exits.



Sid Belzberg CTO

Developed patented technology for the financial markets and led a successful joint venture with the Chicago Board of Options Exchange (CBOE), bringing to market the first CBOE Hybrid Trading system



Jim Pakulis COO

Over the past decade as CEO and/or President he has successfully shepherded four private companies into the public arena.



Jas Dhillon CPO

Product Creator of Axon and Evidence.com (a billion dollar company now). Founder of Zerodegrees.com sold to Barry Diller's IAC



Courtney Costello Real Estate

Has sold over $100 million in real estate, social media influencer in real estate



Tyler Moynihan Advisor / Business Development

Tyler was VP of Business Development at Zillow.

SmartBlocks, The World's Stock Market for Real Estate

Smartblocks Exchange is revolutionizing the way we invest in real estate by making it accessible, liquid, and efficient through blockchain technology. We're here to democratize real estate investments, allowing anyone, anywhere, to invest in the highest class of digital real estate asset securities through fully compliant, fractional, tokenized ownership with as little as $50. Tokenization is NOT crypto, though the same technologies are used.

Check out the tokenization FAQ for more information.



Tokenization vs. Real Estate Fractionalization:

At the heart of Smartblocks Exchange is the innovative concept of real estate tokenization, which provides several key advantages over traditional fractionalization. REITs and LLCs allow multiple investors to own fractional shares of properties, but that's just part of the equation. Digital ownership, represented as tokens on the blockchain, is far more liquid and affords more efficient access to capital and new pools of investors. This distinction is not merely technical; it revolutionizes how investors interact with their real estate investments.

Why Tokenization is Superior:

1. **Enhanced Liquidity through Secondary Market Trading:**

2. **Fractionalization::** Individual investments lack a fluid secondary market, making it challenging for investors to sell their shares quickly without significant discounts or lengthy waits.

3. **Tokenization Advantage:** Tokenization enables the trading of real estate tokens on secondary markets 24/7, similar to stocks. This not only enhances liquidity but also provides real-time price discovery, allowing investors to buy and sell tokens easily, reflecting market conditions and the underlying value of their investments.

4. **DeFi Integration for Borrowing and Lending:**

5. **Fractionalization:** Few options for integrated borrowing and lending mechanisms, limiting investors' ability to leverage their investments or earn interest on idle capital.

6. **Tokenization Advantage:** Real estate assets can seamlessly integrate into the DeFi ecosystem. Investors can use their tokens as collateral for loans or lend their tokens to earn interest, all without intermediaries. This opens up a world of financial services traditionally reserved for institutional investors, including liquidity pools, yield farming, and more.

7. **Smart Contracts and Automated Compliance:**
8. Fractionalization: Managing fractional ownership can be administratively burdensome, requiring manual oversight for compliance, dividend distribution, and transaction processing.
9. **Tokenization Advantage:** Tokenization leverages smart contracts on the blockchain, automating many of these processes. Smart contracts can enforce compliance, execute dividend distributions, and facilitate transactions automatically, reducing administrative overhead and enhancing security.


Smartblocks: The Stock Exchange for Real Estate
Real Estate Tokenization
Traditional real estate investment is often cumbersome, illiquid, and requires significant capital.
Our platform uses tokenization technology to break down high-value properties into smaller, tradable units, or 'shares.'
These shares are converted to tokens that can be easily bought, sold, and traded on our exchange, just like stocks.
What's in it for you?
• Access to a rapidly growing market of Tokenized assets
• Lower operational costs
• Higher liquidity
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10. **Global Accessibility and Inclusion:**
11. Fractionalization Limitation: Fractional platforms often face geographical and regulatory barriers that limit investor participation.
12. Tokenization Advantage: Tokenization, facilitated by blockchain technology, transcends these barriers, offering global accessibility. Investors from anywhere in the world can participate without the need for intermediaries, democratizing access to real estate investment opportunities.
13. **Transparency and Security:**

14. Fractionalization Limitation: Traditional fractional ownership can sometimes lack transparency regarding property management, financial health, and ownership records.

15. **Tokenization Advantage:**

16. Blockchain technology ensures that every transaction and ownership record is immutable and transparent. Investors have real-time access to property performance, management activities, and their ownership stake, all secured by blockchain's tamper-proof nature.


Three Main Problems
Complexity and Costs of Transactions
Inefficient capital raising for projects like Real Estate
Accessibility and Inclusivity
Limited access to high-quality Real Estate and Equity investments for global investors
Liquidity Constraints
No secondary market to trade Real Estate and Equity investments
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Buying Real Estate with AI-Powered Ease, Like Ordering a Book on Amazon

SmartBlocks Exchange leverages cutting-edge AI to redefine real estate and equity investments, addressing three core challenges: the complexity and high costs of transactions, limited global access to premier opportunities, and the traditional illiquidity of these assets. Our AI-driven platform simplifies the investment process, making it as easy as buying a book on Amazon.

Our vision integrates AI to ensure seamless transactions, enhance global

Our vision integrates AI to ensure seamless transactions, enhance global accessibility to high-quality investment opportunities, and introduce liquidity through a secondary market. AI algorithms optimize the tokenization process and our partnerships with secondary markets, making real estate investments as liquid as stocks. SmartBlocks Exchange is not just a platform but a revolution in real estate investment, breaking down barriers with the power of AI.


Solution
Democratize global access in Real Estate to investment opportunities
Creating a Secondary market for Real Estate liquidity by issuing "tokens" backed by an asset with a global investor pool
Streamlined for managing real estate shares of new or existing projects to save 80% of investor management costs
Enabling the tokenization of Real Estate projects for a new class of investors around the world
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Our Product:

Smartblocks Exchange simplifies the process of real estate investment. Our platform's user-friendly interface allows investors to discover, research, invest, and manage investments in tokenized properties easily. From the moment you sign up, you're minutes away from diversifying your real estate portfolio, with 24/7 access to your holdings.


Navigating Your Investment Journey
Our intuitive interface presents a
SMARTBLOCKS
Property Listings
Dashboard
Property Listings 51


Discover
Analyze
Invest
With Precision


Your Real Estate Portfolio, Reimagined
Essential features investors can access:
Navigating diversified portfolios
Tracking current investments
Monitoring real estate assets
Unparalleled clarity
SMARTBLOCKS
Dashboard
Total Balance: AED 138.29
Add Money
Withdraw Money
Pending Deposits
Portfolio Allocation
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Trillion Dollar Market Opportunity

The global real estate market is valued at a staggering $280 trillion. In just the USA and United Arab Emirates (UAE) markets alone is worth $65.7 trillion and $700 billion respectively. Therein lies an unprecedented opportunity. Smartblocks Exchange is strategically poised to capitalize on this immense potential, especially in the burgeoning real estate tokenization sector, projected to grow at a 23.2%

CAGR and reach $8.3 billion by 2028.

This growth is propelled by favorable US tokenization trends, including increasing regulatory clarity and rising institutional adoption, positioning Smartblocks Exchange not just as a participant but as a driving force in the transformation of global real estate investments.



Market Opportunity
The global real estate market is worth $280 trillion (Real Estate, Equity and Debt)
Expected growth rate 17% CAGR and will reach $7.1 Billion in tokenization by 2028
Market trends favor tokenization (increased regulatory clarity, institutional adoption, etc.)

Future market growth is not guaranteed.

How We Make Money

Smartblocks Exchange has strategically designed a revenue model that capitalizes on the unique opportunities in the real estate tokenization market. Our income streams are diversified to ensure sustainability and growth, consolidated into four primary categories:

Platform Fees:

- Listing Fees: We charge fees for real estate developers and owners to list and tokenize their properties on our platform.

to list and tokenize their properties on our platform.

- Commission on Funds Raised: in the USA we charge a flat transaction fee, while outside the USA a commission is earned on the capital raised for each property or project listed, aligning our success with that of our clients.

- Subscription Fees for Premium Features: Users can access enhanced platform features, such as advanced analytics and market insights, through a subscription model.

Lending and Borrowing of Asset-Backed Tokens (Phase 2):

- In our second phase, we will introduce a DeFi element where users can lend or borrow against their tokenized real estate assets. This service will generate revenue through interest rate differentials and transaction fees.

Secondary Market for Traded Shares:

- We facilitate a secondary market for the trading of real estate tokens, earning revenue through transaction fees. This not only provides liquidity for our users but also opens up a continuous revenue stream for Smartblocks Exchange.

Services Revenue:

- Marketing and Awareness Services: We offer specialized marketing services to increase the visibility and appeal of listed properties.

- Fundraising Assistance: For clients seeking to raise capital through tokenization, we provide tailored fundraising support, earning revenue for these value-added services.

This multifaceted approach to revenue ensures that Smartblocks Exchange taps into various aspects of the real estate tokenization ecosystem, from the initial listing and capital raising to the ongoing trading and leveraging of asset-backed tokens.


Platform fees
(e.g., listing fees, commission on funds raised, subscription fees for premium features)
Lending and borrowing of asset backed tokens (phase 2)
How We Make Money
Secondary market for Traded shares (potential revenue source)
Services revenue (e.g. Marketing and awareness, fundraising help)
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Who are our Competitors?

Smartblocks operates in a competitive landscape with a few key players, each with distinct approaches to real estate investment:

1. **RedSwan.io:** RedSwan.io is a primary competitor in the real estate tokenization space. Like Smartblocks, they focus on tokenizing commercial real estate, enabling investments in high-quality properties with blockchain technology. Their platform requires a minimum $25K investment in US properties and aims to create liquidity in the real estate market. However, unlike fractionalization models, RedSwan.io's tokenization approach potentially allows for secondary market trading and integration with DeFi platforms.

2. **Arrived.com, BlocHome, Smartcrowd.ae, and Getstake.ae**: These platforms offer fractional ownership in real estate, a model distinct from Smartblocks' tokenization approach. While they make real estate investment more accessible, their model does not facilitate secondary market trading or DeFi for borrowing or lending. These limitations restrict the liquidity and flexibility that tokenization platforms like Smartblocks and RedSwan.io can offer to investors.

3. **RealT** offers tokenized real estate ownership in multi-family and low-cost housing in the US that they purchase, renovate and manage. Their marketplace is currently open to all but US investors.

4. Republic is an emerging competitor planning to offer tokenized real estate, with an expected launch date later this year.

Smartblocks' unique selling proposition lies in its ability to not only democratize real estate investment through tokenization but also to enhance liquidity and integrate with DeFi ecosystems, setting it apart from fractional ownership models.



Competitor Comparison

Feature/Benefit	SmartBlocks	Redswan	Arrived	Smartcrowd	Stake
Fractionalization	✓	✓	✓	✓	✓
SaaS Platform	✓	✓	✓	✓	✓
Sell Shares on Secondary Markets	✓	✓	✗	✗	✗
International Investors?	✓	✓	✗	✗	✗
Primary Industry focus	All Real Estate (CRE & Residential)	Commercial Real Estate	Residential US Real Estate	Residential Real Estate	Residential Real Estate
Geography Focus	USA/UAE	Global	USA	UAE	UAE

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Why We Are Different

SmartBlocks Exchange **pioneers the integration of AI and blockchain technology** in real estate tokenization, transforming how global audiences access a wide spectrum of properties. Our platform stands out by leveraging AI to streamline the connection between property owners worldwide and investors, enhancing the precision of property evaluations and ensuring a seamless tokenization process.

Unlike platforms such as Arrived.com or BlocHome, which are constrained by the necessity to acquire properties for tokenization, SmartBlocks empowers property owners to directly tokenize their assets. This AirBnB-esque model for real estate allows for unparalleled scalability and rapid portfolio diversification, setting a new benchmark for growth in the tokenization space.

We excel in liquidity and financial innovation by integrating properties into the digital asset ecosystem, offering secondary market trading and DEFI-based lending solutions. This approach not only positions property tokens as valuable investments but also as keys to global borrowing opportunities, offering unmatched financial flexibility to our investors.

Each listing on SmartBlocks is meticulously vetted through AI-driven analytics for financial viability, legal integrity, and value assessment, ensuring the highest quality standards. By combining AI's analytical prowess with blockchain's transparency, SmartBlocks is crafting a future where real estate tokenization is the epitome of reliability, excellence, and limitless expansion."



Why We're Different

⊘ **Marketplace for Any Type of Real Estate**
SmartBlocks specializes in the real estate tokenization market, enabling investors to access a diverse range of commercial, industrial or residential real estate in the USA, UAE and Worldwide.

⊘ **Secondary Market Trading**
SmartBlocks plans to incorporate secondary market trading and lending solutions, providing unique features that extend beyond those offered by traditional equity crowdfunding platforms.

⊘ **DEFI Focus**
SmartBlocks will soon allow the property tokens to be collateralized so that they can be borrowed against in DEFI markets around the world.

⊘ **Audited onboarding of Properties**
SmartBlocks has a 3-step process to ensure quality properties are on the platform. 1. Financial audits, 2. legal audits and 3.

appraisal of the property.

Where We Are Today



Current Situation
EXPECTED RETURN
100X to 150X
3500 Investors On Waiting List
$35 Million in Real Estate Committed to the Platform
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Future portfolio returns not guaranteed

Use of Funds

- **Product Development (40%):** This chunk of the funding goes towards making our platform better, safer, and more mobile-friendly. It's about building the tech that makes real estate tokenization as easy as online shopping.
- **Market Expansion (30%):** We're going global! This part of the budget is for spreading the word in new markets, especially focusing on the UAE and USA initially. It's about getting more

properties and investors on board.

- **Operations (20%):** The day-to-day running of SmartBlocks. From paying our hardworking team to keeping the lights on, this ensures the business operates without a hitch.

- **Legal and Compliance (10%):** Real estate and tokens are both heavily regulated. This ensures we do everything by the book, keeping our platform and your investments secure.

Think of it as building a solid foundation (Product Development), opening doors in new neighborhoods (Market Expansion), keeping the house in order (Operations), and making sure we're good neighbors by following the rules (Legal and Compliance).



$1.235M of the round is being raised via Wefunder

Financial Projections

SmartBlocks Exchange's financial trajectory is on a remarkable ascent, with revenues projected to skyrocket from $155,000 in Year 1 to over $10 million by Year 3. After a strategic initial investment phase, we're set to hit profitability within just 18 months, paving the way for robust Year 2 profits of $305,123 and soaring to nearly $3 million in profits by Year 3. This exponential growth reflects not only SmartBlocks' innovative market approach but also a steadfast commitment to operational excellence and sustainable scalability.

Financial Projections

Year	Year 1	Year 2	Year 3
Revenue	$155,000	$3,287,654	$10,543,210
Cost of Goods Sold (COGS)	$31,000	$257,531	$2,508,642
Gross Profit	$124,000	$3,030,123	$8,034,568
Operating Expenses			
• R&D	$150,000	$175,000	$450,000
• Sales & Marketing	$250,000	$1,350,000	$2,400,000
• General & Administrative (G&A)	$100,000	$625,000	$1,150,000
• Product Development	$200,000	$575,000	$1,125,000
• Total Operating Expenses	$700,000	$2,725,000	$5,125,000
• Operating Income (Loss)	($576,000)	$305,123	$2,909,568
• Interest & Taxes	$40,000	$150,000	$325,000

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Future financial projections are not guaranteed.

Our Team

The Smartblocks team is uniquely positioned to drive the company's success, leveraging a blend of expertise in AI, blockchain, marketing, and operational management. **Mark Fidelman**, the co-founder, brings over 20 years of experience in real estate development, 15 years in marketing and 7 years in blockchain technology, with a specific focus on real estate tokenization. His leadership is instrumental in steering Smartblocks towards innovative solutions in the tokenization space.

Jas Dhillon, an AI Specialist with a background at Microsoft and Franklin Templeton, leads AI development. His role is critical in achieving a 90% accuracy milestone for investment recommendations. Dhillon (with Fidelman) also created the world's first SaaS platform for construction management which was later sold.

Sid Belzberg, the CTO, has a robust background in financial markets and blockchain, dedicating his expertise to ensuring secure, compliant smart contracts for Ethereum integration. His background includes building the Chicago Board of Trade Hybrid financial system. This technical foundation is vital for the platform's integrity and user trust.

Jim Pakulis, the COO, with 30 years in emerging sectors and real estate development, oversees project operations. His experience ensures the project meets its key milestones, contributing to a seamless transition from development to market. Their combined expertise and strategic roles underscore Smartblocks' potential for success in the real estate tokenization market.

Tyler Moyniham, Vice President of Business Development was instrumental in developing partnerships at Zillow.com the world's largest real estate site.


Team
Mark Fidelman, CEO
Led Tetraguard.io, world's first decentralized ETF to market; was CMO of Wax.io, NFTs back by assets did a $78 million ICO. Thought Leader in the Tokenization Space, Real Estate Broker in USA.
Jenna Dobkin, MARKETING DIRECTOR
More than 30 years of experience in strategic communications with recent experience marketing Wax.io and Tetraguard.io
Sid Belzberg, CTO
Developed patented technology for the financial markets and led a successful joint venture with the Chicago Board of Options Exchange (CBOE), bringing to market the first CBOE Hybrid Trading system. Mr. Belzberg created the first electronic tradable ETF (TIPS on the TSX). Today, over ten trillion dollars in assets under management are invested globally in ETFs.
Jas Dhillon, CHIEF PRODUCT OFFICER
Product Creator of Axon and Evidence.com (a billion dollar company now). Founder of Zerodegrees.com sold to Barry Diller's IAC
Mena Botros, ADVISOR
DoubleMorgan Summits, also PwC Middle East
Jim Pakulis, COO
Jim has over three decades of experience working with public and private entrepreneurial companies in a variety of emerging sectors. Over the past decade as CEO and/or President he has successfully shepherded four private companies into the public arena.
David Robinson, VP OF BUSINESS DEVELOPMENT
DAAT Labs, Wave Digital Assets, Gate.io crypto exchange
Courtney Costello, VP OF DEVELOPER ACQUISITION
Works at Oppenheim Group from "Selling Sunset", 10 years experience in Real Estate Sector. Author of the popular Selling Dubai Newsletter.
Tyler Moynihan, VP OF STRATEGIC PARTNERSHIPS
Former Executive of Zillow.com, was responsible for strategic partnerships, negotiation, partner selection, and relationship management across Zillow Group's various business lines and brands.
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PRESS MENTIONS

Below are some recent press mentions about founder Mark Fidelman and Smartblocks. As we ramp up with funding, we will be focusing more on user acquisition media.

TechCrunch

CoinTelegraph

[Consumer Affairs](#)

[Go Banking Rates](#)

Business Insider

HackerNoon

Yahoo Finance

FAQ

(1) Is Tokenization Different from Cryptocurrency?

Tokenization, while utilizing the same foundational blockchain technology as cryptocurrencies, stands distinct in its nature and application. Firstly, tokenization is inherently secure; all tokens are whitelisted, ensuring that they cannot be hacked or stolen without immediate and effective recourse.

This level of security is paramount in maintaining the integrity and trust in the tokenization process. Secondly, unlike many cryptocurrencies, tokenized assets are backed by tangible, valuable real estate properties, providing a concrete asset base and intrinsic value to each token. This

backing by real-world assets offers a stability and reassurance often absent in the volatile crypto market.

Lastly, tokenization adheres to a strict legal process, aligning with regulatory frameworks and legal standards. This compliance ensures that tokenization is not just technologically sound but also legally robust, further distinguishing it from the broader, often unregulated, crypto space. In essence, while tokenization and cryptocurrencies share technological roots, their applications, security measures, asset backing, and legal adherence set tokenization apart as a more secure, tangible, and compliant financial instrument.

(2) What is DEFI and How does DEFI work within Tokenization?

DEFI, or Decentralized Finance, is a system that lets you do financial activities like borrowing and lending directly over the internet, using technology to replace traditional banks. In the context of real estate tokenization, DEFI allows you to use your property tokens (which represent your share of ownership in a property) as collateral to borrow money. So, if you own tokens in a building, you can get a loan based on the value of those tokens without having to sell them. This means you still own your share and any future profits it may make, like rent payments, while also getting the money you need right now. It's like having a cake (your investment) and eating it too (getting a loan), all while keeping your slice of the cake safe for future enjoyment.

Downloads

2024-02-13 WEFUNDER FINAL Smart Blocks One Pager.pdf